PRESS RELEASE Brussels, 31 July 2014 – 1 / 19	Exhibit 99.1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter

and Half Year 2014 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 2Q14 and HY14 versus the same period of last year. For important notes and disclaimers please refer to page 14

•	Revenue growth: Revenue grew by 5.0% in 2Q14, with revenue per hl growing by 4.3%, driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 4.6%. In HY14, revenue grew by 6.8% with revenue per hl growth of 4.7% or 5.2% on a constant geographic basis

•	Volume performance: Total volumes grew by 1.0% in 2Q14, with own beer volumes increasing by 0.5%, and non-beer volumes increasing by 5.8%. The growth in own beer volumes in the quarter was driven by growth in Brazil of 7.2%, Mexico of 1.5% and China of 4.6%, partly offset by an expected decline in sales-to-wholesalers (STWs) in the US of 3.4% due to inventory adjustments following the closing of labor negotiations. In HY14, total volumes grew by 2.6%, with own beer volumes increasing by 2.4% and non-beer volumes increasing by 4.3%

•	Focus Brands: Volumes of our Focus Brands grew by 3.1% in 2Q14 and by 4.4% in HY14, while our three Global Brands Budweiser, Corona and Stella Artois, grew by 6.0% in 2Q14 and 7.0% in HY14

•	Cost of Sales (CoS): CoS increased by 0.4% in 2Q14, and by 0.8% on a per hl basis. This performance was due to efficiency gains and lower commodity prices, as well as a one-time benefit of 57 million USD, linked to the reversal of medical expense accruals in the US. In HY14 CoS grew 1.2% and by 0.1% on a per hl basis. On a constant geographic basis, CoS per hl increased by 1.5% in 2Q14 and by 0.9% in HY14

•	EBITDA: EBITDA grew by 9.5% in 2Q14 to 4 851 million USD with a margin expansion of 157 bps, driven by strong top line growth and lower cost of sales per hectoliter, partly offset by the timing of sales and marketing investments to support our top line initiatives. In HY14 EBITDA grew by 10.1% with EBITDA margin expansion of 112 bps

•	Net finance costs: Net finance costs (excluding non-recurring net finance costs) were 382 million USD in 2Q14 compared to 1 000 million USD in 2Q13, with the decrease being driven primarily by a mark-to-market gain of 344 million USD linked to the hedging of our share-based payment programs, compared to a reported loss of 298 million USD in 2Q13. Net finance costs were 1 248 million USD in HY14 compared to 1 255 million USD in HY13

•	Income taxes: Income tax in 2Q14 was 647 million USD with a normalized effective tax rate (ETR) of 18.1%, compared to an income tax expense of 516 million USD in 2Q13 and a normalized ETR of 18.7%. The normalized ETR was 18.4% in HY14 compared to 15.8% in HY13

•	Profit: Normalized profit attributable to equity holders of AB InBev grew by 74% to 2 614 million USD in 2Q14, from 1 504 million USD in 2Q13. Normalized profit attributable to equity holders of AB InBev grew by 20.0% to 4 030 million USD in HY14, from 3 357 million USD in HY13

•	Earnings per share: Normalized earnings per share (EPS) grew by 72% to 1.60 USD in 2Q14 from 0.93 USD in 2Q13, due mainly to strong organic EBITDA growth, lower net finance costs, the inclusion of Grupo Modelo for a full quarter and positive scope adjustments described below. EPS increased to 2.47 USD in HY14 from 2.09 USD in HY13

•	Net debt: Net debt as of 30 June 2014 was 46.3 billion USD, an increase from 38.8 billion USD as of 31 December 2013, due mainly to the acquisition of OB

•	EBITDA scope changes:

(i)	The acquisitions of Oriental Brewery (OB) in South Korea, and Siping Ginsber in China, both closed in early April. The volume and EBITDA results of these two businesses have been included in the APAC zone as positive scopes

(ii)	The 2Q14 results include a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment is being reported in the results of North America, as a scope change in other operating income, and therefore excluded from organic growth.

•	2014 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 31 July 2014 – 2 / 19

Figure 1. Consolidated performance (million USD)
	2Q13 Reported	2Q13 Reference Base	2Q14	Organic growth
Total Volumes (thousand hls)	105 870	114 758	119 002	1.0%
AB InBev own beer	95 088	103 976	107 122	0.5%
Non-beer volumes	10 243	10 242	10 838	5.8%
Third party products	539	540	1 042	2.8%
Revenue	10 587	11 653	12 201	5.0%
Gross profit	6 136	6 770	7 334	8.3%
Gross margin	58.0%	58.1%	60.1%	181 bp
Normalized EBITDA	3 895	4 268	4 851	9.5%
Normalized EBITDA margin	36.8%	36.6%	39.8%	157 bp
Normalized EBIT	3 179	3 488	4 054	10.5%
Normalized EBIT margin	30.0%	29.9%	33.2%	157 bp

Profit attributable to equity holders of AB InBev	7 458		2 818
Normalized profit attributable to equity holders of AB InBev	1 504		2 614

Earnings per share (USD)	4.64		1.73
Normalized earnings per share (USD)	0.93		1.60

	HY13 Reported	HY13 Reference Base	HY14	Organic growth
Total Volumes (thousand hls)	195 833	215 680	224 995	2.6%
AB InBev own beer	173 130	192 977	200 832	2.4%
Non-beer volumes	21 725	21 725	22 670	4.3%
Third party products	978	978	1 493	2.9%
Revenue	19 756	22 075	22 806	6.8%
Gross profit	11 401	12 745	13 652	11.0%
Gross margin	57.7%	57.7%	59.9%	223 bp
Normalized EBITDA	7 325	8 089	8 731	10.1%
Normalized EBITDA margin	37.1%	36.6%	38.3%	112 bp
Normalized EBIT	5 930	6 536	7 181	11.6%
Normalized EBIT margin	30.0%	29.6%	31.5%	132 bp

Profit attributable to equity holders of AB InBev	9 509		4 190
Normalized profit attributable to equity holders of AB InBev	3 357		4 030

Earnings per share (USD)	5.92		2.57
Normalized earnings per share (USD)	2.09		2.47

Figure 2. Volumes (thousand hls)

Figure 2. Volumes (thousand hls)
	2Q13 Reference base	Scope	Organic growth	2Q14	Organic growth
					Total Volume	Own beer volume
North America	32 368	201	-967	31 602	-3.0%	-3.0%
Mexico	10 306	—	152	10 458	1.5%	1.5%
Latin America - North	27 251	11	2 124	29 385	7.8%	7.1%
Latin America - South	7 548	—	-334	7 214	-4.4%	-5.4%
Europe	14 133	5	-669	13 468	-4.7%	-5.0%
Asia Pacific	18 907	5 265	876	25 047	4.6%	4.6%
Global Export and Holding Companies	4 246	-2 387	-31	1 827	-1.7%	-1.7%
AB InBev Worldwide	114 758	3 093	1 150	119 002	1.0%	0.5%

	HY13 Reference base	Scope	Organic growth	HY14	Organic growth
					Total Volume	Own beer volume
North America	60 724	286	-489	60 521	-0.8%	-0.8%
Mexico	19 141	—	235	19 376	1.2%	1.2%
Latin America - North	55 824	11	4 531	60 366	8.1%	8.7%
Latin America - South	17 373	—	51	17 424	0.3%	0.3%
Europe	23 360	5	-1 131	22 234	-4.8%	-5.1%
Asia Pacific	31 521	5 935	2 079	39 535	6.6%	6.6%
Global Export and Holding Companies	7 736	-2 472	275	5 539	5.2%	5.3%
AB InBev Worldwide	215 680	3 763	5 552	224 995	2.6%	2.4%

PRESS RELEASE Brussels, 31 July 2014 – 3 / 19

MANAGEMENT COMMENTS

The strong momentum built in the first quarter of the year continued into the second quarter, with volumes benefiting from the 2014 FIFA World Cup. The tournament provided us with an exciting opportunity to build brand equity, not just in Brazil, but in many of our markets around the world. Total volumes in 2Q14 grew by 1.0%, with total revenues growing by 5.0% and revenue per hl growing by 4.3%.

Beer volumes in our top four markets were in line or ahead of our expectations:

•	In the US, sales-to-wholesalers (STWs) declined by 3.4% due to planned inventory adjustments following the closing of labor negotiations at the start of the quarter. The trend of our selling day adjusted sales-to-retailers (STRs) improved from the first quarter, declining by 1.0% in 2Q14

•	Volumes in Mexico grew by 1.5%, due to a stronger industry and good growth in the Corona family, Victoria and Bud Light. This growth was achieved despite significant glass shortages which impacted sales of Corona in the quarter. These shortages are being addressed and the supply situation is improving

•	Brazil beer volumes grew by 7.2%, with the 2014 FIFA World Cup generating incremental beer volumes for our business of 1.4 million hls, according to our estimates. We estimate that approximately 80% of the incremental volume fell in 2Q14 with the remainder falling in 3Q14

•	China volumes grew by 4.6%, driven by strong Focus Brands growth and estimated market share gains.

Our Focus and Global Brands delivered another strong result. Volumes of our Focus Brands grew by 3.1%, while our three Global Brands grew by 6.0%, led by Budweiser with growth of 6.7%, Corona with growth of 5.3%, and Stella Artois with growth of 4.6%.

Consolidated EBITDA grew by 9.5% in 2Q14, with margin expansion of 157 bps. This growth was driven by a strong revenue performance, supported by good cost management, partly offset by the timing of sales and marketing investments to support our top line initiatives.

In early April we completed the acquisition of OB, the leading brewer in South Korea, and Siping Ginsber in Jilin province in China. We are very pleased with the performances of both businesses and the integration process is going well.

OUTLOOK

Our outlook for 2014 is as follows:

(i)	Volumes: We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in 1Q14. We expect the Mexican beer industry to return to growth in FY14, driven by a stronger economy, as well as our own commercial programs. We expect Brazil beer industry volumes to resume growth in FY14, helped by the 2014 FIFA World Cup. We expect a year of solid volume growth in China

(ii)	Revenue per hl: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We are updating our previous guidance of low single digits growth to mid-single digits. This is due to higher distribution expenses in Brazil, the US and Mexico. The increase in distribution expenses in Brazil is linked to a higher mix of own distribution, which is more than offset by higher revenues

(v)	Sales & Marketing investments: We expect a low to mid-teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expect the increase in sales and marketing investments to be weighted towards the first half of the year

PRESS RELEASE Brussels, 31 July 2014 – 4 / 19

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.0% to 4.5%. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs

(vii)	Effective Tax Rate: We expect the normalized ETR in FY14 to be between 21% and 23%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2015-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our guidance for net capital expenditure in FY14 is approximately 4.0 billion USD, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs

(ix)	Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2.0x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	2Q13 Reference Base	2Q14	Organic growth	HY13 Reference Base	HY14	Organic growth
Total volumes (thousand hls)	29 855	28 910	-3.4%	56 407	56 047	-0.8%
Revenue	3 727	3 664	-1.9%	7 010	7 084	0.9%
Normalized EBITDA	1 590	1 810	-0.3%	2 942	3 187	0.7%
Normalized EBITDA margin	42.7%	49.4%	69 bp	42.0%	45.0%	-10	bp

In the United States, industry volumes continue to improve, with selling day adjusted STRs up 0.4% in 2Q14, according to our estimates, compared to a decline of 1.7% in 1Q14. We estimate industry STRs are down 0.5% in HY14. The second quarter benefitted from the shift of the Easter holiday into April in 2014, although June results were negatively impacted by the timing of the July 4th holiday, which pushed some volumes into 3Q14. The trend of our own selling day adjusted STRs also improved, with STRs down 1.0% in 2Q14, versus a decline of 2.6% in 1Q14. Our STRs were down 1.7% in HY14.

Our STWs declined 3.4% in 2Q14, as expected, given the inventory build-up in advance of labor negotiations during 1Q14, and were down 0.8% in HY14. This inventory adjustment will continue into the third quarter, with STWs and STRs converging, in absolute terms, on a full year basis.

Our total estimated market share was down approximately 65 bps in 2Q14, driven mainly by the Budweiser family, and down approximately 55 bps in HY14.

We estimate that market share for the Bud Light family was down 30 bps. Bud Light continues to improve with STRs down only 0.5% in the quarter and gaining share of premium light, according to our estimates. Share of the Ritas family was flat in the quarter, based on our estimates, lapping a strong performance by Straw-Ber-Rita in 2Q13. The Ritas family is performing well and is being supported by a new campaign “Fiesta Forever” which was launched in June. We will also be introducing a new flavor, Apple-Ahh-Rita, which we expect to be in the market in the third quarter.

The total estimated market share of the Budweiser family was down approximately 50 bps in the quarter, driven by a tough comparable in 2Q13, in which share was marginally down by 15 bps.

Michelob Ultra had another very strong performance in 2Q14, with an estimated share gain of 15 bps. Our other high end brands also performed well, with an estimated share gain of 20 bps. We continue to invest behind our high end brands, with a heightened focus on the on-trade.

PRESS RELEASE Brussels, 31 July 2014 – 5 / 19

We are pleased with the performance of our Value brands, which we estimate gained share of Value in the quarter, with a flat total market share.

Our packaging innovations, led by the 16oz re-closeable aluminum bottle and the 25oz can, continue to deliver good results and are gaining share. The aluminum bottle will be extended to include Budweiser in 3Q14.

US Beer only revenue per hl grew by 1.5% in the quarter and by 1.7% in HY14. The second quarter result was impacted by a lower brand mix contribution than 1Q14, and a similar negative package mix impact from the 25oz can. As previously communicated, we expect a similar result in 3Q14, with a more favorable comparable in the fourth quarter.

US EBITDA was flat in the quarter, with margin expansion of 69 bps. Sales & marketing investments increased by mid-teens in the quarter, as we continue to invest behind our brands. US EBITDA grew by 0.7% in HY14, with an EBITDA margin of 45.0%.

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	2Q13 Reference Base	2Q14	Organic growth	HY13 Reference Base	HY14	Organic growth
Total volumes (thousand hls)	10 306	10 458	1.5%	19 141	19 376	1.2%
Revenue	1 286	1 297	4.7%	2 336	2 339	3.6%
Normalized EBITDA	487	631	34.4%	837	1 062	31.3%
Normalized EBITDA margin	37.9%	48.7%	1074 bp	35.8%	45.4%	958 bp

Mexico delivered another strong quarter in terms of revenue and EBITDA growth.

Our own volumes increased by 1.5% in the quarter, with our Focus Brands growing by 5.5%, driven by the later timing of the Easter holiday and a strong FIFA World Cup activation behind the Corona brand family. This growth was achieved despite significant glass shortages which impacted sales of Corona in the quarter. These shortages are being addressed and the supply situation is improving. We estimate that the industry grew by low single digits during the quarter.

Volume of the Corona brand family grew by almost 9%, largely due to the brand’s FIFA World Cup activation which was launched during the first quarter and which continued until the beginning of the tournament. We are also very pleased with the performance of Bud Light, which performed especially well in the north of the country. Stella Artois also continues to perform well after the brand’s launch in 1Q14.

Beer revenue per hl grew by 2.1% in 2Q14 reflecting our revenue management initiatives, including a price increase in line with inflation. This increase took effect on 1 May, compared to 1 March in 2013.

Cost synergies realized during the second quarter amounted to approximately 135 million USD, bringing the total cost savings to date to approximately 715 million USD. We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the majority coming by the end of 2015.

Mexico EBITDA grew by 34.4% to 631 million USD in 2Q14, with an EBITDA margin enhancement of over 1000 bps to 48.7%. The increase in EBITDA was driven by revenue growth and the capture of cost synergies. Mexico EBITDA grew by 31.3% in HY14, with EBITDA margin increasing to 45.4%.

PRESS RELEASE Brussels, 31 July 2014 – 6 / 19

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	2Q13 Reference Base	2Q14	Organic growth	HY13 Reference Base	HY14	Organic growth
Total volumes (thousand hls)	25 536	27 484	7.6%	52 574	56 844	8.1%
Beer volumes	18 875	20 234	7.2%	38 692	42 219	9.1%
Non-beer volumes	6 660	7 249	8.8%	13 882	14 625	5.4%
Revenue	2 301	2 342	11.2%	4 770	4 827	15.3%
Normalized EBITDA	1 054	1 045	8.1%	2 304	2 265	12.0%
Normalized EBITDA margin	45.8%	44.6%	- 128 bp	48.3%	46.9%	- 139 bp

Our total volumes grew by 7.6% in the quarter, with our beer volumes up 7.2% and our soft drinks volumes up 8.8%. We estimate that beer industry volumes grew by approximately 6.8% in 2Q14, and by 9.5% in HY14. We estimate that the FIFA World Cup contributed approximately 1.4 million hls of incremental beer volume to our business. We estimate that approximately 80% of this incremental beer volume came in the second quarter, with the remainder falling in 3Q14.

We estimate that in 2Q14 our beer market share increased by 90 bps sequentially, while our year-over-year market share for the quarter was up 30 bps to 68.4%. We estimate that our HY14 market share was up 20 bps sequentially, while our year-over-year market share for HY14 was down 20 bps to 67.9%.

Brazil beer revenue per hl increased by 3.8% in the quarter, and by 6.6% in HY14, reflecting the carryover of our 2013 revenue management activities, increased own distribution volumes and premium brand mix improvements, partly offset by our FIFA World Cup activations which included no price increases during the tournament, and higher taxes.

Brazil soft drinks also had a very strong quarter, with volume growth of 8.8% and an estimated market share gain of 120 bps, reaching an all-time high market share of 19.3% in the quarter, according to our estimates. This performance was driven by solid results from both the Pepsi brand portfolio and our own brands, including Guaraná Antarctica.

Brazil EBITDA grew by 8.1% in 2Q14 to 1 045 million USD, with a margin decline of 128 bps to 44.6%. The margin contraction was driven mainly by the one-time impact of our FIFA World Cup special packaging and a higher mix of cans. Brazil EBITDA grew by 12.0% in HY14, with an EBITDA margin contraction of 139 bps.

China

Key performance indicators

Figure 6. China (million USD)
	2Q13 Reference Base	2Q14	Organic growth	HY13 Reference Base	HY14	Organic growth
Total volumes (thousand hls)	18 817	21 146	4.6%	31 375	35 559	6.5%
Revenue	909	1 082	15.3%	1 607	1 935	15.6%
Normalized EBITDA	159	269	65.7%	272	443	58.1%
Normalized EBITDA margin	17.5%	24.8%	764 bp	16.9%	22.9%	623 bp

Our China beer volumes grew by 4.6% in 2Q14 and by 6.5% in HY14. We estimate that we gained approximately 80 bps of market share in HY14, reaching an estimated market share of 15.4%.

Market share growth was driven by Focus Brands growth of 9.6% in 2Q14 and 11.0% in HY14, with Budweiser and Harbin benefiting from successful FIFA World Cup campaigns. These activations included themed Budweiser parties, supported by social media and traditional TV commercials, as well as in-store promotions. As a consequence of these activations, Harbin’s brand preference reached a record high level in 2Q14.

PRESS RELEASE Brussels, 31 July 2014 – 7 / 19

Revenue per hl grew by 8.5% in 2Q14 and by 8.4% in HY14. This growth is mainly due to improved brand mix, as we continue to see trade up into our Focus Brands, specifically Harbin Ice and Budweiser.

China EBITDA grew by 65.7% in 2Q14 driven by top line growth and lower cost of sales per hl, and benefiting from improved operating leverage. EBITDA margin improved from 17.5% in 2Q13 to 24.8% in 2Q14. EBITDA grew by 58.1% in HY14 with a margin improvement of 623 bps to 22.9%.

Highlights from our other top markets

The beer industry in Argentina in 2Q14 was significantly impacted by the challenging macro-economic environment, with our own beer volumes declining by 8.9% in the quarter, driven mainly by industry performance. Volumes in July are much improved. Our beer volumes in HY14 declined by 0.8%, with an estimated decline in market share due to a tough comparable.

Own beer volumes in Belgium grew by 9.3% in 2Q14, and by 3.7% in HY14, driven by the FIFA World Cup. During the tournament, Jupiler sponsored public viewings and fan trips to Brazil, as well as off-trade activations with all major retailers. We estimate that we gained market share in HY14, driven by gains in the on-trade due to the strong World Cup activations.

In Canada, our beer volumes in 2Q14 grew by 1.3%, due to an improved industry performance. We estimate that we gained 20 bps of share in the quarter, with good performances by Budweiser, Bud Light and Corona. Budweiser has further increased its leadership position as the number one brand in Canada, based on our estimates.

In Germany, own beer volumes grew by 3.2% in 2Q14, driven by Hasseröder World Cup activations featuring limited edition World Cup glasses and in-store activations. While we estimate we lost market share in the first five months of the year for which data is available due to ongoing promotional pressure, we estimate that the market share of Beck’s and Franziskaner remained stable. Own beer volumes in HY14 declined by 1.0%.

Russia beer industry volumes continued to be weak in 2Q14, with our own volumes down approximately 10% in both 2Q14 and HY14, due mainly to a weak industry and some estimated market share loss. However, we estimate that we continue to gain share in Premium/Super Premium, led by Bud. Our focus continues to be the premiumization of our portfolio and striking the optimal balance between volume, revenue and profitability.

In South Korea, beer volumes grew by more than 10% in 2Q14, helped by a strong Cass brand performance during the FIFA World Cup. Revenues increased by nearly 12% and EBITDA by more than 20% in the quarter, driven by the strong volume growth. Cass World Cup initiatives included TV commercials, local soccer tournaments and strong digital campaigns. During the quarter, we also launched Aleston, a new ale brand, as part of our premiumization strategy.

In the United Kingdom, own products grew by 13.5% in the quarter and by 8.1% in HY14 due to strong World Cup volumes and estimated market share gains driven by Budweiser and Stella Artois.

PRESS RELEASE Brussels, 31 July 2014 – 8 / 19

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	2Q13 Reported	2Q13 Reference Base	2Q14	Organic growth
Revenue	10 587	11 653	12 201	5.0%
Cost of sales	-4 451	-4 883	-4 867	-0.4%
Gross profit	6 136	6 770	7 334	8.3%
Distribution expenses	-997	-1 096	-1 181	-8.7%
Sales and marketing expenses	-1 592	-1 756	-1 945	-9.9%
Administrative expenses	-583	-692	-670	4.1%
Other operating income/(expenses)	215	262	516	17.9%
Normalized profit from operations (normalized EBIT)	3 179	3 488	4 054	10.5%
Non- recurring items above EBIT	6 305		-86
Net finance income/(cost)	-1 000		-382
Non- recurring net finance income/(cost)	-242		269
Share of results of associates	116		3
Income tax expense	-516		-647
Profit	7 842		3 211
Profit attributable to non- controlling interest	384		393
Profit attributable to equity holders of AB InBev	7 458		2 818

Normalized EBITDA	3 895	4 268	4 851	9.5%
Normalized profit attributable to equity holders of AB InBev	1 504		2 614

	HY13 Reported	HY13 Reference Base	HY14	Organic growth
Revenue	19 756	22 075	22 806	6.8%
Cost of sales	-8 355	-9 330	-9 154	-1.2%
Gross profit	11 401	12 745	13 652	11.0%
Distribution expenses	-1 936	-2 165	-2 225	-7.4%
Sales and marketing expenses	-2 869	-3 252	-3 606	-13.0%
Administrative expenses	-1 074	-1 304	-1 359	-5.8%
Other operating income/(expenses)	408	512	719	3.7%
Normalized profit from operations (normalized EBIT)	5 930	6 536	7 181	11.6%
Non- recurring items above EBIT	6 279		-106
Net finance income/(cost)	-1 255		-1 248
Non- recurring net finance income/(cost)	-19		238
Share of results of associates	283		11
Income tax expense	-849		-1 066
Profit	10 369		5 010
Profit attributable to non- controlling interest	860		820
Profit attributable to equity holders of AB InBev	9 509		4 190

Normalized EBITDA	7 325	8 089	8 731	10.1%
Normalized profit attributable to equity holders of AB InBev	3 357		4 030

Revenue

Revenue grew by 5.0% in 2Q14, with revenue per hl growth of 4.3%, driven by revenue management initiatives and brand mix improvements from our premiumization strategies. On a constant geographic basis, revenue per hl grew by 4.6%. In HY14, revenue grew by 6.8% with revenue per hl growth of 4.7% or 5.2% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS increased by 0.4%, and by 0.8% on a per hl basis. This performance was due to efficiency gains and lower commodity prices, as well as a one-time benefit of 57 million USD, which is the reversal of medical expense accruals in the US from prior years. On a constant geographic basis, CoS per hl increased by 1.5%. In HY14, CoS increased by 1.2%, with a CoS per hl increase of 0.1% or 0.9% on a constant geographic basis.

PRESS RELEASE Brussels, 31 July 2014 – 9 / 19

Distribution expenses

Distribution expenses grew by 8.7% and by 7.6% on a per hl basis, mainly driven by increases in Brazil due to higher own distribution volumes. In Latin America South, distribution expenses increased by 25.6% per hectoliter due to higher fuel costs and wage increases for unionized workers. Distribution expenses increased by 7.4% in HY14.

Sales and marketing investments

Sales and marketing investments increased by 9.9% in 2Q14, with increased support for our brands, innovations and sales activations in all Zones, partially offset by cost synergies in Mexico. The increased investments include our 2014 FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind trade marketing programs and the new Bud Light summer campaign in the United States. Sales and Marketing investments increased by 13.0% in HY14.

Administrative expenses

Administrative expenses decreased by 4.1% in 2Q14 following a 17.0% increase in 1Q14, mainly due to the timing of accruals for variable compensation. In HY14, administrative expenses increased by 5.8%.

Other operating income

Other operating income increased by 17.9% in 2Q14 mainly due to income from government grants. Total other operating income of 516 million USD also includes a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment is being reported in the results of North America, as a scope change in other operating income, and therefore excluded from organic growth. We will report a negative scope change in North America of the same amount in 2Q15. Other operating income increased by 3.7% in HY14.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	2Q13	2Q14	HY13	HY14
Restructuring (including impairment losses)	-59	-27	-62	-51
Fair value adjustments	6 415	—	6 415	—

Acquisition costs related to business combinations	-51	-56	-74	-68

Business and asset disposal (including impairment losses)	—	-3	—	13

Impact on profit from operations	6 305	-86	6 279	-106

Normalized profit from operations excludes negative non-recurring items of -86 million USD in 2Q14, primarily due to acquisition costs related to OB. Non-recurring items in HY14 were -106 million USD.

Net finance income /(cost)

Figure 9. Net finance income/(cost) (million USD)
	2Q13	2Q14	HY13	HY14
Net interest expense	-457	-442	-900	-883
Net interest on net defined benefit liabilities	-39	-28	-76	-58
Accretion expenses	-83	-83	-153	-158
Other financial results	-421	171	-126	-149

Net finance income/(cost)	-1 000	-382	-1 255	-1 248

Net finance cost (excluding non-recurring net finance cost) was 382 million USD in 2Q14 compared to 1 000 million USD in 2Q13. This decrease was driven primarily by the variance in the mark-to-market adjustments linked to the hedging of our share-based payment programs. In 2Q13, we recorded a mark-to-market loss of 298 million USD in other financial results, whereas in 2Q14 the mark-to-market adjustment was a gain of 344 million USD. The number of shares covered by the hedging of our share-based payment programs and the share prices at the beginning and at the end of the second quarter, are shown in figure 10 below. Net finance costs in HY14 were 1 248 million USD, broadly in line with HY13.

PRESS RELEASE Brussels, 31 July 2014 – 10 / 19

Figure 10. Share-based payment hedge
	2Q13	2Q14	HY13	HY14
Share price at the start of the period (Euro)	77.25	76.10	65.74	77.26
Share price at the end of the period (Euro)	68.39	83.90	68.39	83.90
Number of equity instruments (millions)	28.3	28.1	28.3	28.1

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	2Q13	2Q14	HY13	HY14
Mark-to-market adjustment	-150	269	81	238
Other	-92	—	-100	—

Non-recurring net finance income/(cost)	-242	269	-19	238

Non-recurring net finance results were 269 million USD in 2Q14 resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument was hedged at an average price of approximately 68 EUR per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	2Q13	2Q14	HY13	HY14
Share price at the start of the period (Euro)	77.25	76.10	65.74	77.26
Share price of additional hedges acquired during the period (Euro)	69.76	—	68.04	—
Share price at the end of the period (Euro)	68.39	83.90	68.39	83.90
Number of deferred share instruments at the start of the period (millions)	16.3	23.1	9.5	23.1
Number of deferred share instruments at the end of the period (millions)	21.5	23.1	21.5	23.1

Income tax expense

Figure 13. Income tax expense (million USD)
	2Q13	2Q14	HY13	HY14
Tax expense	516	647	849	1 066
Effective tax rate	6.3%	16.8%	7.8%	17.6%
Normalized effective tax rate	18.7%	18.1%	15.8%	18.4%

Income tax in 2Q14 was 647 million USD with a normalized effective tax rate (ETR) of 18.1%, compared to an income tax expense of 516 million USD in 2Q13 and a normalized ETR of 18.7%. The normalized ETR in 2Q14 was favorably impacted by the non-taxable nature of a 344 million USD gain from the hedging of our share-based payment programs, partly offset by the unfavorable impact of changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

Share of results of associates

2Q14 included a share of results of associates of 3 million USD compared to 116 million USD in 2Q13, and HY14 included a share of results of associates of 11 million USD compared to 283 million USD in HY13.

In the first five months of 2013, the share of results of associates reflected AB InBev’s equity investment in Grupo Modelo. Since the combination between Grupo Modelo and AB InBev at the start of June 2013, the results of Grupo Modelo are being fully consolidated.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest increased from 384 million USD in 2Q13 to 393 million USD in 2Q14, due to underlying profit growth. Profit attributable to non-controlling interest decreased from 860 million USD in HY13 to 820 million USD in HY14.

PRESS RELEASE Brussels, 31 July 2014 – 11 / 19

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q13	2Q14	HY13	HY14
Profit attributable to equity holders of AB InBev	7 458	2 818	9 509	4 190

Non-recurring items, after taxes, attributable to equity holders of AB InBev	-6 196	65	-6 171	78
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	242	-269	19	-238

Normalized profit attributable to equity holders of AB InBev	1 504	2 614	3 357	4 030

Normalized profit attributable to equity holders of AB InBev was 2 614 million USD in 2Q14 compared to 1 504 million USD in 2Q13, mainly driven by EBITDA growth and lower net finance costs. In HY14, normalized profit attributable to equity holders of AB InBev increased to 4 030 million USD from 3 357 million USD in HY13.

Profit attributable to equity holders of AB InBev was 2 818 million USD in 2Q14, compared to 7 458 million USD in 2Q13, which included a non-recurring gain of 6 415 million USD, reflecting the one-time fair value adjustment on the initial investment held in Grupo Modelo, in line with IFRS accounting standards. Profit attributable to equity holders of AB InBev in 2Q14, also includes a one-time positive accounting adjustment of 223 million USD, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans in the US. This adjustment is being reported in the results of North America, as a scope change in other operating income, and therefore excluded from organic growth. In HY14, profit attributable to equity holders of AB InBev decreased to 4 190 million USD from 9 509 million USD in HY13 reflecting the non-recurring fair value adjustment on the initial investment held in Grupo Modelo, reported in HY13.

Normalized EPS

Figure 15. Earnings per share (million USD)
	2Q13	2Q14	HY13	HY14
Basic earnings per share	4.64	1.73	5.92	2.57
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-3.86	0.04	-3.84	0.05
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.15	-0.17	0.01	-0.15

Normalized earnings per share	0.93	1.60	2.09	2.47

Normalized earnings per share (EPS) increased to 1.60 USD in 2Q14 from 0.93 USD in 2Q13 and to 2.47 USD in HY14 from 2.09 USD in HY13.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q13 Reported	2Q14	HY13 Reported	HY14
Profit attributable to equity holders of AB InBev	7 458	2 818	9 509	4 190
Non-controlling interests	384	393	860	820
Profit	7 842	3 211	10 369	5 010
Income tax expense	516	647	849	1 066
Share of result of associates	-116	-3	-283	-11
Net finance (income)/cost	1 000	382	1 255	1 248
Non-recurring net finance (income)/cost	242	-269	19	-238
Non-recurring items above EBIT (incl. non-recurring impairment)	-6 305	86	-6 279	106
Normalized EBIT	3 179	4 054	5 930	7 181
Depreciation, amortization and impairment	716	797	1 395	1 550
Normalized EBITDA	3 895	4 851	7 325	8 731

PRESS RELEASE Brussels, 31 July 2014 – 12 / 19

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

FINANCIAL POSITION

Figure 9. Cash Flow Statement (million USD)
	HY13	HY14
Operating activities
Profit	10 369	5 010
Revaluation of initial stake in Grupo Modelo	-6 415	—
Interest, taxes and non- cash items included in profit	3 478	3 442

Cash flow from operating activities before changes in working capital and use of provisions	7 432	8 452

Change in working capital	-1 539	-1 121
Pension contributions and use of provisions	-282	-210
Interest and taxes (paid)/received	-2 528	-2 425
Dividends received	601	25

Cash flow from operating activities	3 684	4 721

Investing activities
Net capex	-1 329	-1 579
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-16 880	-5 499
Proceeds from the sale of/(investments in) short-term debt securities	6 703	-39
Proceeds from the sale of assets held for sale	4 787	-146
Other	-214	-204

Cash flow from investing activities	-6 933	-7 467

Financing activities
Dividends paid	-4 562	-4 299
Net (payments on)/proceeds from borrowings	6 309	5 667
Net proceeds from the issue of share capital	41	72
Cash received for deferred shares instrument	1 500	—
Other (including net finance cost other than interest)	11	-228

Cash flow from financing activities	3 299	1 212

Net increase/(decrease) in cash and cash equivalents	50	-1 534

HY14 recorded a decrease in cash and cash equivalents of 1 534 million USD compared to an increase of 50 million USD in HY13, with the following movements:

•	Cash flow from operating activities reached 4 721 million USD in the first half of 2014 compared to 3 684 million USD in the first half of 2013. The increase mainly results from increased profits and the combination with Grupo Modelo. Changes in working capital in the first half of 2014 and 2013 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2014 are negatively impacted by the payments related to capital expenditure projects in 2013, which had on average longer payment terms

PRESS RELEASE Brussels, 31 July 2014 – 13 / 19

•	Cash flow from investing activities was 7 467 million USD in the first half of 2014 compared to 6 933 million USD in the first half of 2013. The cash outflow from investing activities in the first half of 2014 mainly reflects the OB acquisition. In 2013, the cash outflow from investing activities includes the combination with Grupo Modelo, offset by the proceeds from the sale of the Piedras Negras brewery to Constellation Brands and the perpetual rights to the Grupo Modelo brands distributed in the US by Crown Imports

•	Cash flow from financing activities amounted to a cash inflow of 1 212 million USD in the first half of 2014, as compared to a cash inflow of 3 299 million USD in the first half of 2013. The cash inflow from financing activities in HY14 reflects the funding of the combination with OB. In HY13, the cash inflow from financing activities reflects the funding of the combination with Grupo Modelo, and the proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2014 amounted to 8 732 million USD. As of 30 June 2014, the company had total liquidity of 16 732 million USD, which consisted of 8 000 million USD available under committed long-term credit facilities and 8 732 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

AB InBev’s net debt as of 30 June 2014 was 46.3 billion USD, an increase from 38.8 billion USD as of 31 December 2013. The increase in the net debt position was mainly due to the funding of the combination with OB. The net debt to EBITDA ratio, increased from 2.26x on a reported basis, to 2.49x on a reported basis as of 30 June 2014, or 2.44x including 12 months of OB EBITDA.

PRESS RELEASE Brussels, 31 July 2014 – 14 / 19

NOTES

AB InBev’s 2Q14 and 2Q13 and HY14 and HY13 reported numbers are based on condensed unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The results of OB are reported in the Asia Pacific zone, as a scope change, as from 1 April 2014.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 2Q13 reference base volumes related to the TSA have therefore been treated as a negative scope.

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented in this release includes 6 months of the Grupo Modelo combination. The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes, effective 1 January 2014 include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries.

2Q14 and HY14 EPS is based upon a weighted average of 1 632 million shares compared to 1 606 million shares for 2Q13 and HY13.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2014. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

The Second Quarter 2014 (2Q14) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 17 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2014, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10 and 12 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2014 (except for the volume information)

PRESS RELEASE Brussels, 31 July 2014 – 15 / 19

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Thursday, 31 July 2014:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=737287&s=1&k=D55DB831B20E400041B2ACF811496143

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/31328555

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155,000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 31 July 2014 – 16 / 19

Annex 1
AB InBev Worldwide	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	114 758	3 093	—	1 150	119 002	1.0%
of which AB InBev own beer	103 976	2 607	—	539	107 122	0.5%
Revenue	11 653	475	-509	582	12 201	5.0%
Cost of sales	-4 883	-179	216	-21	-4 867	-0.4%
Gross profit	6 770	296	-292	560	7 334	8.3%
Distribution expenses	-1 096	-55	67	-97	-1 181	-8.7%
Sales and marketing expenses	-1 756	-94	78	-174	-1 945	-9.9%
Administrative expenses	-692	-21	15	28	-670	4.1%
Other operating income/(expenses)	262	225	-18	47	516	17.9%
Normalized EBIT	3 488	352	-152	365	4 054	10.5%
Normalized EBITDA	4 268	372	-193	403	4 851	9.5%
Normalized EBITDA margin	36.6%				39.8%	157	bp

North America	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	32 368	201	—	-967	31 602	-3.0%
Revenue	4 279	53	-37	-64	4 229	-1.5%
Cost of sales	-1 732	-14	8	124	-1 614	7.1%
Gross profit	2 547	39	-29	58	2 616	2.3%
Distribution expenses	-321	-20	6	4	-332	1.0%
Sales and marketing expenses	-481	-8	4	-72	-557	-14.8%
Administrative expenses	-113	-8	1	9	-111	7.2%
Other operating income/(expenses)	16	226	—	3	244	12.7%
Normalized EBIT	1 648	229	-18	1	1 861	0.1%
Normalized EBITDA	1 840	226	-18	-4	2 045	-0.2%
Normalized EBITDA margin	43.0%				48.4%	56	bp

Mexico	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	10 306	—	—	152	10 458	1.5%
Revenue	1 286	—	-51	61	1 297	4.7%
Cost of sales	-453	—	15	61	-377	13.6%
Gross profit	833	—	-35	123	919	14.7%
Distribution expenses	-128	—	5	-9	-132	-7.5%
Sales and marketing expenses	-224	—	9	4	-213	1.5%
Administrative expenses	-139	—	5	11	-123	8.3%
Other operating income/(expenses)	50	—	-2	23	71	46.8%
Normalized EBIT	392	—	-20	152	522	38.7%
Normalized EBITDA	487	—	-24	168	631	34.4%
Normalized EBITDA margin	37.9%				48.7%	1074	bp

Latin America - North	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	27 251	11	—	2124	29 385	7.8%
Revenue	2 483	1	-224	293	2 552	11.8%
Cost of sales	-855	-1	85	-167	-937	-19.5%
Gross profit	1 628	1	-139	126	1 614	7.7%
Distribution expenses	-325	—	33	-57	-349	-17.6%
Sales and marketing expenses	-385	—	36	-28	-377	-7.1%
Administrative expenses	-142	—	10	19	-113	13.6%
Other operating income/(expenses)	142	—	-16	24	151	17.1%
Normalized EBIT	919	1	-78	85	927	9.3%
Normalized EBITDA	1 109	1	-96	98	1 112	8.8%
Normalized EBITDA margin	44.7%				43.6%	-119	bp

PRESS RELEASE Brussels, 31 July 2014 – 17 / 19

Annex 1 Latin America - South
	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	7 548	—	—	-334	7 214	-4.4%
Revenue	649	—	-173	43	520	6.6%
Cost of sales	-279	—	81	-24	-223	-8.8%
Gross profit	370	—	-92	19	297	4.9%
Distribution expenses	-67	—	23	-14	-57	-20.0%
Sales and marketing expenses	-85	—	27	-27	-87	-31.8%
Administrative expenses	-28	—	4	3	-21	10.1%
Other operating income/(expenses)	-6	—	—	5	—	90.9%
Normalized EBIT	185	—	-39	-15	132	-7.8%
Normalized EBITDA	233	—	-54	-4	176	-1.8%
Normalized EBITDA margin	35.9%				33.8%	-281	bp

Europe	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	14 133	5	—	-669	13 468	-4.7%
of which AB InBev own beer	13 661	5	—	-680	12 985	-5.0%
Revenue	1 440	1	-3	59	1 498	4.1%
Cost of sales	-633	-1	14	9	-611	1.4%
Gross profit	807	1	11	67	886	8.4%
Distribution expenses	-140	—	—	-1	-140	-0.9%
Sales and marketing expenses	-298	-2	2	-33	-331	-10.9%
Administrative expenses	-83	3	—	-13	-93	-16.0%
Other operating income/(expenses)	7	—	—	—	7	2.5%
Normalized EBIT	293	1	13	21	329	7.0%
Normalized EBITDA	415	1	10	13	439	3.1%
Normalized EBITDA margin	28.8%				29.3%	-26	bp

Asia Pacific	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	18 907	5 265	—	876	25 047	4.6%
Revenue	916	449	-13	139	1 492	15.2%
Cost of sales	-498	-166	7	-27	-684	-5.4%
Gross profit	418	283	-6	113	808	26.9%
Distribution expenses	-79	-35	1	-8	-120	-9.8%
Sales and marketing expenses	-232	-85	2	-10	-324	-4.0%
Administrative expenses	-82	-13	2	-2	-96	-3.2%
Other operating income/(expenses)	38	—	-1	-1	36	-2.2%
Normalized EBIT	64	149	-1	92	304	—
Normalized EBITDA	157	172	-3	105	431	66.7%
Normalized EBITDA margin	17.1%				28.9%	765	bp

Global Export and Holding Companies	2Q13 Reference Base	Scope	Currency translation	Organic growth	2Q14	Organic growth
Total volumes (thousand hls)	4 246	-2 387	—	-31	1 827	-1.7%
Revenue	599	-29	-8	51	614	9.0%
Cost of sales	-432	4	6	3	-420	0.7%
Gross profit	167	-25	-2	54	194	38.2%
Distribution expenses	-38	—	-2	-11	-50	-30.1%
Sales and marketing expenses	-49	1	-3	-9	-60	-17.1%
Administrative expenses	-105	-3	-5	1	-111	1.4%
Other operating income/(expenses)	13	—	1	-7	7	-52.1%
Normalized EBIT	-12	-29	-10	29	-22	72.8%
Normalized EBITDA	26	-29	-9	29	18	—

PRESS RELEASE Brussels, 31 July 2014 – 18 / 19

Annex 2 AB InBev Worldwide
	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	215 680	3 763	—	5 552	224 995	2.6%
of which AB InBev own beer	192 977	3 277	—	4 578	200 832	2.4%
Revenue	22 075	503	-1 286	1 514	22 806	6.8%
Cost of sales	-9 330	-192	480	-112	-9 154	-1.2%
Gross profit	12 745	311	-806	1 402	13 652	11.0%
Distribution expenses	-2 165	-61	163	-162	-2 225	-7.4%
Sales and marketing expenses	-3 252	-100	170	-424	-3 606	-13.0%
Administrative expenses	-1 304	-26	46	-76	-1 359	-5.8%
Other operating income/(expenses)	512	225	-36	19	719	3.7%
Normalized EBIT	6 536	350	-464	759	7 181	11.6%
Normalized EBITDA	8 089	373	-548	816	8 731	10.1%
Normalized EBITDA margin	36.6%				38.3%	112	bp

North America	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	60 724	286	—	-489	60 521	-0.8%
Revenue	7 962	64	-69	56	8 012	0.7%
Cost of sales	-3 266	-15	16	107	-3 158	3.2%
Gross profit	4 696	49	-53	162	4 854	3.4%
Distribution expenses	-635	-23	13	-4	-649	-0.7%
Sales and marketing expenses	-925	-10	11	-149	-1 074	-16.0%
Administrative expenses	-231	-9	3	-4	-241	-1.8%
Other operating income/(expenses)	31	225	—	2	258	4.9%
Normalized EBIT	2 936	232	-26	6	3 149	0.2%
Normalized EBITDA	3 320	227	-28	-5	3 514	-0.1%
Normalized EBITDA margin	41.7%				43.9%	-34	bp

Mexico	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	19 141	—	—	235	19 376	1.2%
Revenue	2 335	—	-81	84	2 339	3.6%
Cost of sales	-853	—	25	120	-709	14.1%
Gross profit	1 482	—	-56	205	1 630	13.8%
Distribution expenses	-249	—	8	2	-239	0.7%
Sales and marketing expenses	-432	—	15	-8	-426	-1.9%
Administrative expenses	-257	—	8	7	-242	2.9%
Other operating income/(expenses)	104	—	-4	25	125	24.3%
Normalized EBIT	648	—	-29	231	848	35.7%
Normalized EBITDA	836	—	-37	262	1 062	31.3%
Normalized EBITDA margin	35.8%				45.4%	958	bp

Latin America - North	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	55 824	11	—	4 531	60 366	8.1%
Revenue	5 118	1	-686	781	5 213	15.3%
Cost of sales	-1 762	-1	234	-291	-1 819	-16.5%
Gross profit	3 356	1	-452	490	3 394	14.6%
Distribution expenses	-673	—	90	-97	-679	-14.4%
Sales and marketing expenses	-697	—	91	-96	-702	-13.7%
Administrative expenses	-266	—	33	-17	-250	-6.5%
Other operating income/(expenses)	302	—	-36	-9	258	-2.9%
Normalized EBIT	2 024	1	-275	271	2 021	13.4%
Normalized EBITDA	2 403	1	-321	294	2 377	12.2%
Normalized EBITDA margin	47.0%				45.6%	-123	bp

PRESS RELEASE Brussels, 31 July 2014 – 19 / 19

Annex 2 Latin America - South
	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	17 373	—	—	51	17 424	0.3%
Revenue	1 520	—	-440	230	1 311	15.1%
Cost of sales	-594	—	178	-76	-492	-12.8%
Gross profit	926	—	-262	154	819	16.6%
Distribution expenses	-152	—	52	-34	-133	-22.2%
Sales and marketing expenses	-179	—	54	-47	-173	-26.0%
Administrative expenses	-52	—	10	-7	-49	-14.0%
Other operating income/(expenses)	-10	—	2	1	-6	11.3%
Normalized EBIT	534	—	-144	67	458	12.6%
Normalized EBITDA	629	—	-170	83	542	13.2%
Normalized EBITDA margin	41.4%				41.3%	-68	bp

Europe	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	23 360	5	—	-1 131	22 234	-4.8%
of which AB InBev own beer	22 542	5	—	-1 147	21 399	-5.1%
Revenue	2 415	1	-3	68	2 483	2.8%
Cost of sales	-1 113	-1	18	26	-1 069	2.4%
Gross profit	1 303	1	15	94	1 413	7.2%
Distribution expenses	-252	—	1	2	-249	0.7%
Sales and marketing expenses	-529	-2	6	-52	-578	-9.7%
Administrative expenses	-167	3	—	-18	-182	-10.9%
Other operating income/(expenses)	10	—	—	-2	8	-19.8%
Normalized EBIT	365	1	22	25	413	6.7%
Normalized EBITDA	605	1	17	9	632	1.5%
Normalized EBITDA margin	25.1%				25.5%	-32	bp

Asia Pacific	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	31 521	5 935	—	2 079	39 535	6.6%
Revenue	1 619	474	5	252	2 350	15.6%
Cost of sales	-916	-183	-2	-51	-1 152	-5.5%
Gross profit	702	291	3	202	1 198	28.7%
Distribution expenses	-137	-38	—	-13	-188	-9.2%
Sales and marketing expenses	-390	-89	-2	-47	-527	-11.9%
Administrative expenses	-146	-17	—	-9	-172	-6.3%
Other operating income/(expenses)	48	—	—	11	59	22.9%
Normalized EBIT	78	147	1	144	370	—
Normalized EBITDA	270	176	1	157	604	58.1%
Normalized EBITDA margin	16.7%				25.7%	613	bp

Global Export and Holding Companies	HY13 Reference Base	Scope	Currency translation	Organic growth	HY14	Organic growth
Total volumes (thousand hls)	7 736	-2 472	—	275	5 539	5.2%
Revenue	1 104	-37	-12	42	1 098	4.0%
Cost of sales	-825	8	11	52	-754	6.4%
Gross profit	279	-29	-1	95	344	37.8%
Distribution expenses	-69	—	-2	-18	-88	-26.6%
Sales and marketing expenses	-98	1	-5	-26	-128	-26.2%
Administrative expenses	-185	-3	-7	-28	-222	-14.6%
Other operating income/(expenses)	25	—	1	-9	17	-35.8%
Normalized EBIT	-47	-32	-13	14	-78	18.0%
Normalized EBITDA	26	-32	-11	16	—	—